UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ascena Retail Group, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	0-11736	30-0641353
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No)

933 MacArthur Boulevard, Mahwah, NJ		7430
(Address of principal executive offices)		(Zip code)
Daniel Lamadrid                    (551) 777-6809
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Mineral Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

A.	Introduction
As of December 31, 2018, Ascena Retail Group, Inc. and its subsidiary brands (collectively “Ascena” or the “Company”) is a leading national specialty retailer offering apparel, footwear, and accessories for women under the Premium Fashion segment (Ann Taylor, LOFT, and Lou & Grey), Value Fashion segment (maurices and dressbarn), Plus Fashion segment (Lane Bryant and Catherines), and for tween girls under the Kids Fashion segment (Justice). Ascena operates ecommerce websites and approximately 4,500 stores throughout the United States, Canada and Puerto Rico.
Ascena purchases branded products from independent suppliers who manufacture our products in factories around the globe. Ascena contracts to manufacture products that contain tin, tantalum, tungsten and/or gold (“3TG”), such as apparel, accessories, footwear, and jewelry. In certain instances the 3TG metals are necessary materials to products the Company sells. In light of this, the Company is dedicated to tracing the origin of these 3TG metals to confirm our sourcing practices do not support conflict, armed groups or human rights abuses in the Democratic Republic of Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”).

B.	Conflict Minerals Disclosures
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), Ascena has filed this Specialized Disclosure Form (“Form SD”) and the associated conflict minerals report, which is filed as Exhibit 1.01 to this Form SD. You can view this Form SD, together with the Conflict Minerals Report and our prior filings, at www.ascenaretail.com, under “investors” accessible through the “investor relations menu” under the “SEC” tab.

C.	Reasonable Country of Origin Inquiry Description
To implement its reasonable country of origin inquiry (“RCOI”), Ascena engaged their suppliers to complete a pre-sourcing survey and report the information they collected regarding the presence and sourcing of 3TG metals used in the products supplied to Ascena to determine whether a supplier is in-scope. The Company’s in-scope product categories were private-label apparel, footwear and accessories. Third-party products that the Company sells but that it does not contract to manufacture are out-of-scope for purposes of its compliance with the conflict minerals rule. Suppliers determined to be in-scope received Conflict Minerals Reporting Templates (“CMRTs”) from Assent Compliance (“Assent”), our third-party service provider. Information from the CMRTs is collected and stored using the Assent Compliance Platform.
Supplier engagement is as follows:

1.
Ascena provides an introduction email to its suppliers, which includes a pre-sourcing survey, describing the Conflict Minerals Compliance Program (“CMCP”) requirements, requests any additional conflict minerals information and verifies all supplier contact information.

2.
Based on the pre-sourcing survey responses, Ascena provides a list of all in-scope suppliers to Assent, which includes for each in-scope supplier, a minimum of two (2) contacts, their phone numbers and e-mail addresses.

3.	Ascena begins the RCOI with an introduction email to all suppliers in-scope of the reporting requirements and introduced Assent as our service provider in the process.

4.
Following the introductory RCOI email, Assent requests that each supplier submits a CMRT via the supplier portal or to Assent directly. All email campaigns include access to the service provider’s supplier support center for applicable training materials.

5.
Following the initial request to submit a CMRT, Assent sends at least two reminder emails to any un-responsive supplier, followed by telephone calls if e-mail requests are unsuccessful. Suppliers who remain un-responsive to Assent’s email requests and telephone calls were contacted by Ascena directly regarding the reason for the delay and to provide further assistance and instruction for completing the CMRT.

6.	Smelters or Refiners (“SORs”) that are active and not certified are contacted by Assent on behalf of Ascena, to request their participation in obtaining a valid designation from industry programs.

7.
Suppliers were provided assistance with and information about Ascena’s conflict minerals inquiry, which included, but was not limited to, an explanation of why the information was being collected, a review of how the information would be used, and clarification regarding how the information requested could be provided.

An escalation process was initiated by Ascena for suppliers who remained un-responsive after the above efforts were made. The escalation process utilized the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability

Initiative (“GeSI”) CMRT for data collection. Un-responsive suppliers are notified of possible penalty; payment withhold or possible termination according to Ascena’s Conflict Minerals Policy.

D.	CMRT Quality Assurance
Assent conducted CMRT validation checks of the supplier submissions. Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier inquiries were conducted to address issues including incomplete data on CMRTs, responses that did not identify SORs for listed metals, and organizations that were identified as SORs, but not verified as such through further analysis and research. Additional supplier inquiries were conducted to attempt to resolve the following:

1.	SOR information was not provided for a used metal or SOR information provided was not a verified metal processor.

2.	Supplier answered “yes” to sourcing from a Covered Country but none of the SORs listed are known to source from one of those countries.

3.	Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers.

4.	Suppliers indicated they have not identified all of the SORs used for the products included in the declaration scope.

5.	Suppliers indicated they have not provided all applicable SOR information.

6.	Suppliers indicated 100% of the 3TG metals for products covered by the declaration originate from scrap/recycled sources but one or more SORs listed are not known to be exclusive recyclers.

E.	RCOI Results
A total of 156 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. Ascena terminated 23 of the in-scope suppliers in 2018, none of which responded to repeated RCOI requests. The survey response rate among active suppliers was 96%, the overall survey response rate, when factoring in the terminated, un-responsive suppliers, was 81%. Of the responding suppliers, 15% indicated that one or more 3TG metals were present in, and were necessary to the functionality or production of at least one of the products they supply to Ascena (or its subsidiary brands). Ascena concluded that 51 out of a total of 53, or 96% of the SORs identified by the suppliers sourced solely from outside of the Covered Countries and/or from recycled or scrap sources. The foregoing determination was based on county of origin information made available by the Conflict-Free Sourcing Initiative to which the Company is a member. Four SORs were identified that sourced in whole or in part from within the Covered Countries, all of which have been determined to be conflict free and each of which are members of the Conflict-Free Sourcing Initiative. 27 SORs were identified that sourced from unknown sources, 25 of which have been determined to be conflict free and are members of the Conflict-Free Sourcing Initiative. Ascena concluded that 98% of the SORs identified by the suppliers are low risk and none of the SORs were deemed as high risk.
Ascena’s analysis of its products revealed that small quantities of 3TG metals are present in some of its products. Most of the materials content are not 3TG metals.

F.	Due Diligence
As a result of its RCOI determination, Ascena was required to conduct due diligence. A description of the measures Ascena took to exercise due diligence on the source and chain of custody of the 3TG metals for which Ascena knew or had reason to believe were sourced from the Covered Countries, based on the RCOI described above, is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01.
Item 1.02 Exhibit
A copy of our Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form is provided as Exhibit 1.01 hereto.

Section 2 – Exhibits
Item 2.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ascena Retail Group, Inc.

By:	/s/ Dan Lamadrid	May 29, 2019
	Dan Lamadrid	(Date)
Senior Vice President, Principal Accounting Officer